 Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The First Bancshares, Inc.

Hattiesburg, Mississippi

We consent to the incorporation by reference in this Registration Statement on Form S-3 of The First Bancshares, Inc. (the “Company”) of our report dated March 1, 2023, on our audits of the consolidated financial statements of the Company as of December 31, 2022 and 2021, and for each of the years in the three-year period ended December 31, 2022, which report is included in the Company’s Annual Report on Form 10-K. We also consent to the incorporation by reference of our report dated March 1, 2023, on our audit of the internal control over financial reporting of the Company as of December 31, 2022, which report is included in the Company’s Annual Report on Form 10-K. We also consent to the reference to our firm under the caption “Experts.”

FORVIS, LLP

(Formerly, BKD, LLP)

Jackson, Mississippi

August 22, 2023